DB

SE 19006379

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC Mail Processing

MAR 01 2019

Washington, DC

ANNUAL AUDITED REPORT FORM X-17A-5-A PART III

SEC FILE NUMBER: 8-39730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lafayette Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 Woodmont Avenue, Suite 905
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Noyes (301) 570-2959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaiser Scherer & Schlegel, PLLC
(Name – *if individual, state last, first, middle name*)

1410 Spring Hill Road, Suite 400	McLean	VA	20814
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Lawrence Judge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lafayette Investments, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

MAR 01 2019

Washington, DC

Signature

President

Title

Notary Public expires 9/21/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lafayette Investments, Inc.

Report of Independent Registered Public Accounting
Firm and Statements of Financial Condition
December 31, 2018 and 2017

Lafayette Investments, Inc.

Table of Contents

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lafayette Investments, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Lafayette Investments, Inc. as of December 31, 2018 and 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the statements of financial condition present fairly, in all material respects, the financial position of Lafayette Investments, Inc. as of December 31, 2018 and 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statements are the responsibility of Lafayette Investments, Inc.'s management. Our responsibility is to express an opinion on Lafayette Investments, Inc.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lafayette Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaiser Scherer & Schlegel, PLLC

We have served as Lafayette Investments, Inc.'s auditor since 1996.
McLean, Virginia
February 26, 2018

Lafayette Investments, Inc.
Statetments of Financial Condition
December 31, 2018 and 2017

	2018	2017
Assets		
Cash and cash equivalents	$ 1,341,478	$ 1,478,589
Receivable from clearing broker	147,238	92,882
Marketable securities owned, at fair value	3,165,573	3,327,246
Property and equipment, net	19,530	10,532
Prepaid expenses and other current assets	106,039	79,205
Total assets	$ 4,779,858	$ 4,988,454
Liabilities and shareholders' equity		
Liabilities		
Payable to clearing broker	$ 3,139,665	$ 3,303,067
Accounts payable and accrued expenses	132,550	185,905
Deferred advisory fees	-	3,827
Total liabilities	3,272,215	4,180,877
Shareholders' equity		
Common stock, $.01 par value, 10,000 shares authorized, 550 and 662 shares issued and outstanding	6	6
Additional paid in capital	324,940	324,940
Retained earnings	1,182,697	1,170,709
Total shareholders' equity	1,507,643	1,495,655
Total liabilities and shareholders' equity	$ 4,779,858	$ 4,988,454

The accompanying notes are an integral part of these financial statements.

Lafayette Investments, Inc.
Notes to the Financial Statements
December 31, 2018 and 2017

1. Organization

Lafayette Investments, Inc. (the "Company") was incorporated in March 1988, under the laws of the state of Delaware. The Company, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. The Company is also a registered investment adviser under the Investment Advisers Act of 1940.

The Company has offices in Bethesda, Maryland and Ashton, Maryland.

2. Significant Accounting Policies

Securities Transactions

The Company records securities transactions and the related revenues and expenses on the trade date, as if the transactions have settled. Marketable securities are reported at fair value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and fair value is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income

Investment advisory fees are billed quarterly in advance and the income is recognized as it is earned.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes*, which requires deferred-tax assets and liabilities to be determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary timing differences) and to be measured at the enacted rates that will be in effect when these differences reverse.

The Company utilizes statutory requirements for its income tax accounting, and avoids risks associated with potentially problematic tax positions that may incur challenge upon audit, where an adverse outcome is more likely than not. Therefore, no provisions are made for either uncertain tax positions nor accompanying potential tax penalties and interest for underpayments of income taxes in the Company's tax reserves. In accordance with ASC Topic 740, the Company may establish a reserve against deferred tax assets in those cases where realization is less than certain.

The Company files income tax returns in the United States (federal) and in the state of Maryland. In most instances, the Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2015, and is not currently under examination by any federal or state jurisdiction. It is not anticipated that unrecognized tax benefits will significantly change in the next twelve months.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents on the financial statements include $100,000 in restricted cash that the Company keeps on deposit with its clearing broker.

Depreciation

Property and equipment consist of furniture and office equipment. Depreciation of furniture and office equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management evaluated subsequent events through February 26, 2019, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure.

3. Property and Equipment

As of December 31, 2018 and 2017, property and equipment consisted of the following:

	2018		2017	
Furniture	$	72,882	$	72,882
Office equipment		111,687		109,979
Property and equipment, at cost		184,569		182,861
Accumulated depreciation		(165,039)		(172,329)
Property and equipment, net	$	19,530	$	10,532

Depreciation and amortization expense for the years ended December 31, 2018 and 2017 was $11,745 and $7,292, respectively.

4. Securities Owned

The Company owns marketable securities that represent trading and investment securities carried at quoted market prices. As of December 31, 2018 and 2017, these marketable securities, which consisted of state and municipal obligations, totaled $3,165,573 and $3,327,246, respectively.

5. Fair Value Measurements on a Recurring Basis

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

- Level 1 – Inputs to valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or

liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

- Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

As of December 31, 2018 and 2017, the asset balances measured at fair value on a recurring basis were:

	2018	2017
Level 1: Cash and cash equivalents	$ 1,341,478	$ 1,478,589
Level 2: Municipal bonds	3,165,573	3,327,246
Total assets measured at fair value	$ 4,507,051	$ 4,805,835

In determining the fair value of its assets and liabilities, the Company predominately uses the market approach. Securities included in Level 2 are valued utilizing inputs obtained from an independent pricing service. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source for each security held. The Company has not adjusted the prices obtained from the independent pricing service.

6. Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, limited deduction of charitable contributions, and interest revenue earned on U.S. Treasury securities that is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

As of December 31, 2018, the Company has charitable contribution carryovers of $32,593 that may be used to offset future taxable income through December 31, 2022.

The provision for income tax expense consists of the following:

	2018	2017
Current provision for income taxes:		
Federal	$ 8,245	$ 21,113
State	2,764	8,516
Total current provision for income taxes	11,009	29,629
Deferred income tax benefit:		
Federal	$ 2,537	$ (1,331)
State	1,086	(922)
Total deferred income tax benefit	3,623	(2,253)
Total provision for income taxes	$ 14,632	$ 27,376

7. Payable to Clearing Broker

The Company's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate less 50 basis points, or 3.75% as of December 31, 2018 and 2.00% as of December 31, 2017. The carrying value of the payable to clearing broker approximates the fair value based on current market rates and conditions. The Company earns interest on the bonds during the period in which they are held in inventory.

8. Employee Retirement Plan

The Company maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Pension expense and a corresponding liability for employer contributions for the years ended December 31, 2018 and 2017 were $55,467 and $99,125, respectively.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had net capital of $1,197,276, which was $1,097,276 in excess of its required net capital of $100,000. The Company's aggregate ratio of indebtedness to net capital as of December 31, 2018 was 0.11 to 1.

10. Concentration of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company periodically reviews the credit standing of its counterparties.

11. Commitments

The Company leases office space, equipment and access to financial data under various operating lease agreements. The Company's operating lease expenses for the years ended December 31, 2018 and 2017 were $200,143 and $184,881, respectively.

Future minimum lease commitments as of December 31, 2018 for all non-cancelable operating leases are as follows:

Year ending December 31,		
2019	$	197,441
2020		141,565
2021		61,572
2022		31,315
Total	$	431,893